# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hawkeye 360, Inc., CIK 0001750704
CUSIP: 420201105
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 450 Springpark Place, Suite 500, Herndon, Virginia (VA), 20170
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001305473

## Reporting persons
- Insight Holdings Group, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 14,163,523; sole dispositive power 0; shared dispositive power 14,163,523; aggregate amount beneficially owned 14,163,523 (14.5% of the class)
  Comment: Calculations are based upon 97,965,552 shares of Common Stock of the Issuer outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.
- Insight Partners XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 3,290,964; sole dispositive power 0; shared dispositive power 3,290,964; aggregate amount beneficially owned 3,290,964 (3.4% of the class)
  Comment: Calculations are based upon 97,965,552 shares of Common Stock of the Issuer outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.
- Insight Partners XII (Co-Investors), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 9,233; sole dispositive power 0; shared dispositive power 9,233; aggregate amount beneficially owned 9,233 (0% of the class)
  Comment: Calculations are based upon 97,965,552 shares of Common Stock of the Issuer outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.
- Insight Partners XII (Co-Investors) (B), L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 135,479; sole dispositive power 0; shared dispositive power 135,479; aggregate amount beneficially owned 135,479 (0.1% of the class)
  Comment: Calculations are based upon 97,965,552 shares of Common Stock of the Issuer outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.
- Insight Partners (Cayman) XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,606,612; sole dispositive power 0; shared dispositive power 4,606,612; aggregate amount beneficially owned 4,606,612 (4.7% of the class)
  Comment: Calculations are based upon 97,965,552 shares of Common Stock of the Issuer outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.
- Insight Partners (Delaware) XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 273,510; sole dispositive power 0; shared dispositive power 273,510; aggregate amount beneficially owned 273,510 (0.3% of the class)
  Comment: Calculations are based upon 97,965,552 shares of Common Stock of the Issuer outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.
- Insight Partners (EU) XII, S.C.Sp: type of reporting person: partnership (PN); citizenship or place of organization: Luxembourg (N4); sole voting power 0; shared voting power 752,279; sole dispositive power 0; shared dispositive power 752,279; aggregate amount beneficially owned 752,279 (0.8% of the class)
  Comment: Calculations are based upon 97,965,552 shares of Common Stock of the Issuer outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.
- Insight Satellite Co-Invest, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,822,723; sole dispositive power 0; shared dispositive power 2,822,723; aggregate amount beneficially owned 2,822,723 (2.9% of the class)
  Comment: Calculations are based upon 97,965,552 shares of Common Stock of the Issuer outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.
- Insight Partners Holdings Focus-H, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,272,723; sole dispositive power 0; shared dispositive power 2,272,723; aggregate amount beneficially owned 2,272,723 (2.3% of the class)
  Comment: Calculations are based upon 97,965,552 shares of Common Stock of the Issuer outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.

## Item 1. Issuer
Name of issuer: Hawkeye 360, Inc.
Address of issuer's principal executive offices: 450 Springpark Place, Suite 500, Herndon, VA 20170

## Item 2. Person Filing
Name of person filing:
This Statement is being filed by the following persons (each a "Reporting Person" and, collectively, the "Reporting Persons"): (i) Insight Partners XII, L.P. ("IP XII"); (ii) Insight Partners XII (Co-Investors), L.P. ("IP XII Co-Investors"); (iii) Insight Partners XII (Co-Investors) (B), L.P. ("IP XII Co-Investors B"); (iv) Insight Partners (Cayman) XII, L.P. ("IP Cayman XII"); (v) Insight Partners (Delaware) XII, L.P. ("IP Delaware XII"); (vi) Insight Partners (EU) XII, S.C.Sp.("IP EU XII"); (vii) Insight Satellite Co-Invest, L.P. ("Satellite LP"); (viii) Insight Partners Holdings Focus-H, L.P. ("IP Focus-H"); and (ix) Insight Holdings Group, LLC ("Holdings").

The general partner of each of IP XII, IP XII Co-Investors, IP XII Co-Investors B, IP Cayman XII and IP Delaware XII is Insight Associates XII, L.P. ("IA XII"), whose general partner is Insight Associates XII, Ltd. ("IA XII Ltd"). The general partner of IP EU XII is Insight Associates (EU) XII, S.a.r.l. ("IA EU XII"). IP XII is the managing member of Insight Satellite Co-Invest GP, LLC ("Satellite GP"), which is the general partner of Satellite LP. Insight Falcon Associates, Ltd. ("Falcon Ltd") is the general partner of Insight Falcon Partners (A), L.P. ("Falcon LP"), which is the sole member of Insight Venture Management, LLC ("IVM"), which is the sole member of Insight Partners Warehouse GP, LLC ("Warehouse GP"), which is the general partner of IP Focus-H. The sole shareholder of IA XII Ltd, IA EU XII, and Falcon Ltd is Holdings.
Address of principal business office or, if none, residence: c/o Insight Partners, 1114 Avenue of the Americas, 36th Floor, New York, New York 10036.
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person. The percentages set forth in this Schedule 13G are calculated based upon 97,965,552 shares of Common Stock of the Issuer outstanding as of August 10, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 14, 2026.
Percent of class: The information required by Item 4(b) is set forth in Row 11 of the cover page for each of the Reporting Persons and is incorporated herein by reference.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by Item 4(c) is set forth in Rows 5-11 of the cover pages hereto for each Reporting Person and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: As the general partner of IP XII, IP XII Co-Investors, IP XII Co-Investors B, IP Cayman XII and IP Delaware XII, IA XII may be deemed to beneficially own all 8,315,798 shares of Common Stock held directly by the IP XII Funds. As the general partner of IA XII, IA XII Ltd may be deemed to beneficially own all 8,315,798 shares of Common Stock held directly by the IP XII Funds. As the general partner of IP EU XII, IA EU XII may be deemed to beneficially own all 752,279 shares of Common Stock held directly by IP EU XII. As the managing member of Satellite GP, IP XII may be deemed to beneficially own all 2,822,723 shares of Common Stock held directly by Satellite LP. As the general partner of Satellite LP, Satellite GP may be deemed to beneficially own all 2,822,723 shares of Common Stock held directly by Satellite LP. As the general partner of IP Focus-H, Warehouse GP may be deemed to beneficially own all 2,272,723 shares of Common Stock held directly by IP Focus-H. As the sole member of Warehouse GP, IVM may be deemed to beneficially own all 2,272,723 shares of Common Stock held directly by IP Focus-H. As the sole member of IVM, Falcon LP may be deemed to beneficially own all 2,272,723 shares of Common Stock held directly by IP Focus-H. As the general partner of Falcon LP, Falcon Ltd may be deemed to beneficially own all 2,272,723 shares of Common Stock held directly by IP Focus-H. As the sole shareholder of IA XII Ltd, IA EU XII and Falcon Ltd, Holdings may be deemed to beneficially own all 8,315,798 shares of Common Stock held directly by the IP XII Funds, all 752,279 shares of Common Stock held directly by IP EU XII, all 2,822,723 shares of Common Stock held directly by Satellite LP and all 2,272,723 shares of Common Stock held directly by IP Focus-H. The foregoing is not an admission by IA XII, IA XII Ltd, IA EU XII, Satellite GP, Warehouse GP, IVM, Falcon LP, Falcon Ltd or Holdings that it is the beneficial owner of the shares held of record by the IP XII Funds, IP EU XII, Satellite LP or IP Focus-H, nor is it an admission by any of the IP XII Funds, IP EU XII, Satellite LP or IP Focus-H that it is the beneficial owner of any shares of Common Stock held by the other of the IP XII Funds, IP EU XII, Satellite LP or IP Focus-H.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Reporting Persons to file jointly in accordance with Rule 13d-1(k) of the Exchange Act is attached hereto as Exhibit 99.1. The Reporting Persons disclaim membership in a group and this report shall not be deemed an admission by any of the Reporting Persons that they are or may be members of a "group" for purposes of Rule 13d-5 or for any other purpose.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Insight Holdings Group, LLC: /s/ John Weinstein, John Weinstein, Authorized Officer (08/14/2026)
- Insight Partners XII, L.P.: /s/ John Weinstein, John Weinstein, Authorized Officer (08/14/2026)
- Insight Partners XII (Co-Investors), L.P.: /s/ John Weinstein, John Weinstein, Authorized Officer (08/14/2026)
- Insight Partners XII (Co-Investors) (B), L.P.: /s/ John Weinstein, John Weinstein, Authorized Officer (08/14/2026)
- Insight Partners (Cayman) XII, L.P.: /s/ John Weinstein, John Weinstein, Authorized Officer (08/14/2026)
- Insight Partners (Delaware) XII, L.P.: /s/ John Weinstein, John Weinstein, Authorized Officer (08/14/2026)
- Insight Partners (EU) XII, S.C.Sp: /s/ John Weinstein, John Weinstein, Authorized Officer (08/14/2026)
- Insight Satellite Co-Invest, L.P.: /s/ John Weinstein, John Weinstein, Authorized Officer (08/14/2026)
- Insight Partners Holdings Focus-H, L.P.: /s/ John Weinstein, John Weinstein, Authorized Officer (08/14/2026)